# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Climb Bio, Inc., CIK 0001768446
CUSIP: 28658R106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 20 William Street, Suite 145, Wellesley Hills, Massachusetts (MA), 02481
Date of event which requires filing of this statement: 07/02/2026
Amends the filing with accession number 0001104659-21-107764
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,249,186; sole dispositive power 0; shared dispositive power 23,249,186; aggregate amount beneficially owned 23,249,186 (33% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,249,186; sole dispositive power 0; shared dispositive power 23,249,186; aggregate amount beneficially owned 23,249,186 (33% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,249,186; sole dispositive power 0; shared dispositive power 23,249,186; aggregate amount beneficially owned 23,249,186 (33% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 16,934,205; sole dispositive power 0; shared dispositive power 16,934,205; aggregate amount beneficially owned 16,934,205 (24.1% of the class)
- RA Capital Nexus Fund III, L.P. (CIK 0001883840): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,671,766; sole dispositive power 0; shared dispositive power 3,671,766; aggregate amount beneficially owned 3,671,766 (6.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Climb Bio, Inc.
Address of issuer's principal executive offices: 20 William Street, Suite 145, Wellesley Hills, Massachusetts (MA), 02481
Comment: This Amendment No. 10 (this "Amendment No. 10" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 19, 2021, and amended on April 10, 2023, November 17, 2023, March 18, 2024, April 12, 2024, May 17, 2024, June 6, 2024, July 1, 2024, December 15, 2025 and April 29, 2026 (as amended, the "Statement") by RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, RA Capital Healthcare Fund, L.P. (the "Fund"), RA Capital Nexus Fund III, L.P. (the "Nexus Fund III") and Sera Medicines, LLC ("Sera"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 10 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of RA Capital, Dr. Kolchinsky, Mr. Shah, the Fund and the Nexus Fund III. The foregoing entities and individuals are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.

The Reporting Persons' beneficial ownership of the Issuer's securities includes (i) 3,837,101 shares of common stock held directly by the Fund, (ii) pre-funded warrants (the "Pre-Funded Warrants") exercisable for up to 22,546,000 shares of common stock held directly by the Fund; (iii) 1,226,497 shares of common stock held directly by RA Capital Nexus Fund, L.P. (the "Nexus Fund"); (iv) 483,679 shares of common stock held directly by RA Capital Nexus Fund II, L.P. (the "Nexus Fund II"); (v) 3,671,766 shares of common stock held directly by the Nexus Fund III; (vi) 841,087 shares of common stock held directly by a separately managed account (the "Account"); (vii) 90,000 vested stock options (right to buy) held by Dr. Levin for the benefit of RA Capital; and (viii) 3,904 stock options (right to buy) scheduled to vest within 60 days of this filing held by Dr. Celebi for the benefit of RA Capital.

The Pre-Funded Warrants contain a provision (the "Beneficial Ownership Blocker") which precludes exercise of the Pre-Funded Warrants to the extent that, following exercise, the Fund, together with its affiliates and other attribution parties, would own more than 33.0% of the common stock outstanding. The Fund is currently prohibited from exercising the Pre-Funded Warrants to the extent that such exercise would result in the Reporting Persons' beneficial ownership of more than 23,249,186 shares of common stock.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund, RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund, RA Capital Nexus Fund II GP, LLC is the general partner of the Nexus Fund II, and RA Capital Nexus Fund III GP, LLC is the general partner of the Nexus Fund III. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III and the Account and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act of any securities of the Issuer held by the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III or the Account. The Fund, the Nexus Fund, the Nexus Fund II and the Nexus Fund III have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund, the Nexus Fund, the Nexus Fund II and the Nexus Fund III, and each of these funds has divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days' notice. The Fund, the Nexus Fund, the Nexus Fund II and the Nexus Fund III disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Schedule 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund and the Nexus Fund III are private investment vehicles. RA Capital provides investment management services to the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III and the Account. The principal occupation of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

On June 29, 2026 Dr. Breanna Celebi (O'Reilly), an Analyst of RA Capital, was appointed to the Board of Directors of the Issuer as the designee of RA Capital, replacing Dr. Andrew Levin, who resigned from the Board of Directors effective June 29, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 57,263,023 shares of common stock outstanding as of May 14, 2026, as reported in the Issuer's Registration Statement on Form S-3 filed with the SEC on May 29, 2026, and giving effect to stock options and Pre-Funded Warrants, to the extent exercisable within 60 days hereof, as referenced herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
On July 2, 2026, Sera made a pro rata in-kind distribution for no additional consideration of 2,479,872 shares of common stock to its members. Of the shares distributed by Sera, the Fund and the Nexus Fund III received 433,672 shares and 805,391 shares, respectively.

Except as set forth above and in the table below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

Reporting No. Price Per
Transaction Person Date Shares Share

Vest Stock Option (Right to Buy) RA Capital 07/29/2026 1,952 (1) (2)
Vest Stock Option (Right to Buy) RA Capital 08/29/2026 1,952 (1) (2)

(1) This option represents a right to purchase a total of 70,284 shares of the Issuer's common stock, which shall vest in thirty-six equal monthly installments from June 29, 2026, subject to Dr. Celebi's continuous service to the Issuer through each such vesting date. These options have an exercise price of $13.36.

(2) Represents future vesting options within 60 days from the filing date of this Schedule 13D/A.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (07/07/2026)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (07/07/2026)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (07/07/2026)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (07/07/2026)
- RA Capital Nexus Fund III, L.P.: /s/ Peter Kolchinsky, By RA Capital Nexus Fund III GP, LLC, its General Partner, By Peter Kolchinsky, Manager (07/07/2026)